Exhibit 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended July 31,
(dollars in millions)	2018		2017

Earnings from operations before income taxes	$372.5		$308.7
Fixed charges, less capitalized interest	64.1		61.7
Total earnings as defined	$436.6		$370.4

Fixed Charges:
Interest expense before capitalization of interest [a]	$17.9		$19.4
Estimated interest portion of rent expense	46.2		42.6
Total fixed charges [b]	$64.1		$62.0

Ratio of Earnings to Fixed Charges	6.8	x	6.0	x

[a]	Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

[b]	Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.